United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2022

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89,138,483	1.78%	1.78%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89,138,483	1.87%	1.87%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				100,015,368	2.00%	2.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/29/22	4,500,000	15.07056	354,468,654.20
ADS	VALE	XP Investments US	Buy	06/30/22	4,042,400	14.66555	310,529,650.72
ADS	VALE	XP Investments US	Buy	07/01/22	548,424	14.03293	40,898,054.08
ADS	VALE	XP Investments US	Buy	07/05/22	2,650,000	13.63781	194,792,046.09
ADS	VALE	J.P. Morgan Securities Inc.	Buy	07/06/22	2,338,557	13.65568	173,471,901.96
ADS	VALE	XP Investments US	Buy	07/07/22	1,250,000	14.48716	97,136,417.09
ADS	VALE	XP Investments US	Buy	07/08/22	2,500,000	14.33664	190,268,658.48
ADS	VALE	XP Investments US	Buy	07/11/22	2,500,000	13.57672	181,510,615.29
ADS	VALE	XP Investments US	Buy	07/12/22	2,500,000	13.36707	180,856,475.22
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				122,844,749	2.57%	2.57%

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				218,624,221	4.37%	4.37%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/29/22	3,871,900	79.01817	305,950,448.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/30/22	3,007,300	76.82815	231,045,292.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/01/22	1,000,000	74.83833	74,838,331.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	07/04/22	1,007,300	74.43191	74,975,264.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	07/05/22	1,889,900	73.67552	139,239,361.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/06/22	2,671,600	74.41157	198,797,952.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/07/22	1,250,000	77.49706	96,871,330.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/08/22	2,500,000	76.12608	190,315,192.00
Shares	VALE3	Santander CCVM S.A	Buy	07/11/22	2,500,000	72.96750	182,418,759.00
Shares	VALE3	Santander CCVM S.A	Buy	07/12/22	1,438,200	72.39351	104,116,347.00
Shares	VALE3	-	Cancellation of Shares as approved in Minutes of the Board of Directors´s Meeting held on July 28, 2022	07/29/22	220,150,800	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				19,609,621	0.41%	0.41%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 9, 2022		Head of Investor Relations